SOLEIL At Bowie

NEW LUXURY SINGLE-FAMILY HOMES IN PRINCE GEORGE'S COUNTY



sales@soleilatbowie.com


Where luxury
meets functionality



Nestled in a private street, Soleil At Bowie fulfills every desire for a dream home and picturesque lifestyle.

Your modern, elevated home will sits on a large home site in a boutique community situated perfectly to meet your family's every need. From conveniences just minutes away to countless of entertainments, Soleil At Bowie leaves nothing to be desired.

Everyday, you will come home to a peaceful place away from the hustle bustle, while still located close to everything you want and need.

ABOUT
Soleil At Bowie

4 Home Designs	***5000+ to 7000+*** sqft
21 Home Sites	***0.5 to 1.0*** acre

AN IDEAL LIFESTYLE

Soleil At Bowie brings the best of both worlds to your front door with being located in quiet suburban, with direct access to downtown D.C and other urban conveniences.



Living at Soleil means never having to sacrifice. You can build a home with features that feel uniquely you and in a location that keeps your lifestyle exciting.

Children who lives here will attend Prince George’s County public schools among other highly rated private schools.

Other than great education choices, Bowie offers endless natural parks for family picnic and hiking activities.




contemporary architecture
with classical elements




BOWIE
MARYLAND
SOLEIL At Bowie
NEW LUXURY SINGLE-FAMILY HOMES IN PRINCE GEORGE'S COUNTY
SOLEIL AT BOWIE
BOWIE STATE UNIVERSITY
ROCKLEDGE ELEMENTARY SCHOOL
SAMUEL OGLE MIDDLE SCHOOL
BOWIE GOLF CLUB
BOWIE PLAZA
HILL TOP PLAZA SHOPPING
FREE STATE SHOPPING CENTER
BOWIE HIGH SCHOOL
WHITEMARSH PARK
BOWIE MARKETPLACE
HIGHBRIDGE VILLAGE MARKET
EAST GATE CENTRE
FAIRWOOD GREEN
SHOPPERS TARGET HOME DEPOT
SIX FLAGS AMERICA PARK
ALLEN POND PARK
COLLINGTON PLAZA
11TH ST
NORTHERN AVE
SPRINGFIELD RD
564
GLENN DALE BLVD
LANHAM SEVERN RD
FLETCHERTOWN RD
HIGHBRIDGE RD
LAUREL BOWIE RD
OLD CHAPEL RD
RACE TRACK RD
193
PROSPECT HILL RD
GLENN DALE RD
953
450
197
TULIP GROVE DR
STONYBROOK DR
BUCKINGHAM DR
BELAIR DR
CHURCH RD
FAIRWOOD PKWY
LAURAL BOWIE RD
KENHILL DR
ANNAPOLIS RD
704
3

Shopping

Highbridge Village	2.2mi
Bowie Plaza	2.3mi
Eastgate Centre	3.7mi
Free State Shopping Center	4.1mi
Hill Top Plaza Shopping	4.7mi
Bowie Town Center	5.5mi
Collington Plaza	6.5mi

Education

Rockledge Elementary	3.0mi
Samuel Ogle Middle	3.4mi
Bowie High School	3.8mi
Bowie State University	2.9mi

Parks & Entertainment

Six Flags America Park	8.9mi
Whitemarsh Park	6.8mi
Allen Pond Park	6.2mi
Bowie Ice Arena	6.9mi

A STATEMENT OF LUXURY

Soleil At Bowie is a perfect example of a modern farmhouse and contemporary architectural style. Situated on generous home sites, these home designs showcase clean lines, contemporary trim, and floor-to-ceiling windows to apply a modern lens to all the classic elements you love. In addition to that, you have numerous of outdoor living options to make the outdoor just as beautiful as your indoor space.


SOLEIL
At Bowie



HENRI

5 Bedrooms | 4.5 Baths | 2-Car Garage






OPTIONAL
THEATER OR GYM
16'-3" X 22'-11"
SP
HVAC
WH
UTILITY & STORAGE
14'-0" X 8'-2"
WIC
BEDROOM 5
16'-3" X 16'-8"
OPTIONAL
WET BAR
OPTIONAL
ENTERTAINMENT
WALL
OPEN AREA 1
25'-1" X 19'-10"
STORAGE 2
UP

DESIGN OPTIONS - BASEMENT FLOOR
9' CEILING HEIGHT
1,716 SF


OPEN AREA 2
16'-3" X 16'-9"
SP
HVAC
WH
UTILITY & STORAGE
14'-0" X 8'-2"
WIC
BEDROOM 5
16'-3" X 16'-8"
OPEN AREA 1
25'-1" X 26'-5"
STORAGE 2
UP

BASE DESIGN - BASEMENT FLOOR
9' CEILING HEIGHT
1,716 SF


BREAKFAST NOOK
8'-8" X 7'-10"
COVERED PATIO
OPTIONAL OUTDOOR FIREPLACE OR KITCHEN
READING AREA
17'-0" X 7'-10"
OPTIONAL PREP KITCHEN
OPTIONAL TELESCOPING DOORS
OPTIONAL ENTERTAINMENT WALL
PANTRY
KITCHEN
12'-2" X 15'-6"
DINING ROOM
17'-2" X 15'-6"
GREAT ROOM
17'-0" X 15'-6"
DN
OPTIONAL BUILT-INS
OFFICE
12'-4" X 9'-0"
MUDROOM
MUDROOM STALLS
OPTIONAL ENTERTAINMENT WALL
LIVING ROOM
12'-4" X 10'-4"
UP
FOYER
COATS
OPTIONAL
3-CAR GARAGE
36'-4" X 27'-8"
COVERED PORCH

DESIGN OPTIONS - FIRST FLOOR

10' CEILING HEIGHT
1,803 SF


BREAKFAST NOOK
17'-0" X 7'-10"
COVERED PATIO
READING AREA
17'-0" X 7'-10"
STORAGE
PANTRY
KITCHEN
12'-2" X 15'-6"
DINING ROOM
17'-2" X 15'-6"
GREAT ROOM
17'-0" X 15'-6"
DN
OFFICE
12'-4" X 9'-0"
MUDROOM
MUDROOM STALLS
LIVING ROOM
12'-4" X 10'-4"
UP
FOYER
COATS
2-CAR GARAGE
24'-4" X 27'-8"
COVERED PORCH

BASE DESIGN - FIRST FLOOR

10' CEILING HEIGHT
1,803 SF


LINEN
BEDROOM 2
15'-2" X 11'-0"
LAUNDRY
PRIMARY BATHROOM
SHOWER
OPTIONAL BUILT-INS
LINEN
WIC
BEDROOM 3
14'-2" X 11'-0"
SHOWER
BEDROOM 4
17'-10" X 10'-0"
OPTIONAL FIREPLACE
PRIMARY BEDROOM
24'-4" X 21'-0"
OPTIONAL DECK OR SLOPED ROOF

DESIGN OPTIONS - SECOND FLOOR

9' CEILING HEIGHT
2,205 SF


LINEN
BEDROOM 2
15'-2" X 11'-0"
LAUNDRY
PRIMARY BATHROOM
SHOWER
LINEN
WIC
BEDROOM 3
14'-2" X 11'-0"
SHOWER
BEDROOM 4
17'-10" X 10'-0"
PRIMARY BEDROOM
24'-4" X 21'-0"

BASE DESIGN - SECOND FLOOR

9' CEILING HEIGHT
2,205 SF





ELISE

5 Bedrooms | 4.5 Baths | 2-Car Garage






OPTIONAL GYM
16'-7" X 11'-6"
OPTIONAL ENTERTAINMENT WALL
OPEN AREA 1
25'-11" X 16'-3"
OPTIONAL THEATER
18'-0" X 16'-3"
OPTIONAL WET BAR
UTIILTY & STORAGE
9'-8" X 10'-10"
SP
WH
HVAC
BEDROOM 5
14'-7" X 20'-11"
WIC

DESIGN OPTIONS - BASEMENT FLOOR
9' CEILING HEIGHT
1,859 SF


OPEN AREA 2
16'-7" X 9'-0"
OPEN AREA 1
44'-3" X 16'-3"
UTIILTY & STORAGE
9'-8" X 10'-10"
SP
WH
HVAC
BEDROOM 5
14'-7" X 20'-11"
WIC

BASE DESIGN - BASEMENT FLOOR
9' CEILING HEIGHT
1,859 SF


BREAKFAST NOOK
17'-4" X 9'-0"
COVERED PATIO
OPTIONAL OUTDOOR FIREPLACE OR KITCHEN
KITCHEN
22'-6" X 13'-3"
OPTIONAL TELESCOPING DOORS
GREAT ROOM
2-STORY
22'-5" X 16'-7"
OPTIONAL ENTERTAINMENT WALL
WET BAR
PANTRY
OPTIONAL GLASS POCKET DOOR
DINING ROOM
16'-11" X 10'-1"
OFFICE
14'-10" X 14'-4"
OPTIONAL BUILT-INS
MUDROOM STALLS
COATS
OPTIONAL ENTERTAINMENT WALL
FOYER
2-STORY
LIVING ROOM
14'-10" X 15'-7"
OPTIONAL
3-CAR GARAGE
36'-4" X 21'-8"
COVERED PORCH

DESIGN OPTIONS - FIRST FLOOR

10' CEILING HEIGHT
1,951 SF


BREAKFAST NOOK
17'-4" X 9'-0"
COVERED PATIO
KITCHEN
22'-6" X 13'-3"
GREAT ROOM
2-STORY
22'-5" X 16'-7"
WET BAR
PANTRY
DINING ROOM
16'-11" X 10'-1"
OFFICE
14'-10" X 14'-4"
MUDROOM STALLS
COATS
FOYER
2-STORY
LIVING ROOM
14'-10" X 15'-7"
2-CAR GARAGE
22'-4" X 21'-8"
COVERED PORCH

BASE DESIGN - FIRST FLOOR

10' CEILING HEIGHT
1,951 SF


WIC
OPTIONAL FIREPLACE
PRIMARY BEDROOM
13'-11" X 16'-7"
OPTIONAL LOUNGE
22'-5" X 16'-7"
PRIMARY BATHROOM
SHOWER
LINEN
BEDROOM 4
11'-2" X 11'-0"
LAUNDRY
OPTIONAL BUILT-INS
OPEN TO BELOW
BEDROOM 2
15'-2" X 11'-3"
BEDROOM 3
14'-10" X 11'-0"

DESIGN OPTIONS - SECOND FLOOR

9' CEILING HEIGHT
2,038 SF


WIC
PRIMARY BEDROOM
13'-11" X 16'-7"
OPEN TO BELOW
PRIMARY BATHROOM
SHOWER
LINEN
BEDROOM 4
14'-10" X 11'-0"
LAUNDRY
OPEN TO BELOW
BEDROOM 2
15'-2" X 11'-3"
BEDROOM 3
14'-10" X 11'-0"

BASE DESIGN - SECOND FLOOR

9' CEILING HEIGHT
1,647 SF



LOUIS

6 Bedrooms | 5.5 Baths | 2-Car Garage






OPTIONAL THEATER
19'-7" X 15'-0"
OPEN AREA 1
27'-7" X 16'-2"
OPTIONAL ENTERTAINMENT WALL
OPTIONAL WET BAR
OPEN AREA 2
14'-4" X 10'-6"
UTILITY
HVAC
WH
BEDROOM 5
19'-7" X 13'-1"
BEDROOM 6
19'-7" X 13'-1"
OPTIONAL GYM
14'-8" X 17'-9"
ELEV
SP

DESIGN OPTIONS - BASEMENT FLOOR
9' CEILING HEIGHT
2,255 SF


OPEN AREA 2
19'-7" X 15'-2"
OPEN AREA 1
37'-8" X 16'-2"
BEDROOM 5
19'-7" X 13'-1"
BEDROOM 6
19'-7" X 13'-1"
SP
WH
HVAC
UTILITY & STORAGE
14'-8" X 17'-9"
ELEV

BASE DESIGN - BASEMENT FLOOR
9' CEILING HEIGHT
2,255 SF


OPTIONAL OUTDOOR DOUBLE SIDED FIREPLACE
BEDROOM 4
14'-8" X 14'-10"
COVERED PATIO
OPTIONAL OUTDOOR KITCHEN
DINING ROOM
13'-0" X 15'-4"
OPTIONAL PANTRY
OPTIONAL TELESCOPING DOORS
OPTIONAL LARGER GUEST SUITE BY COMBINING BEDROOM 4 AND LIVING ROOM
LIVING ROOM
20'-7" X 16'-6"
OPTIONAL ENTERTAINMENT WALL
OPTIONAL DOUBLE SIDED FIREPLACE
GREAT ROOM
2-STORY
17'-1" X 16'-6"
KITCHEN
20'-4" X 16'-6"
POWDER
OPTIONAL BUILT-INS
MUDROOM STALLS
OPTIONAL PREP KITCHEN
OFFICE
15'-0" X 18'-2"
ELEV
FOYER
COVERED PORCH
OPTIONAL 3-CAR GARAGE
36'-4" X 21'-10"

DESIGN OPTIONS - FIRST FLOOR
10' CEILING HEIGHT
2,353 SF


BEDROOM 4
14'-8" X 14'-10"
COVERED PATIO
DINING ROOM
20'-4" X 15'-4"
LIVING ROOM
20'-7" X 16'-6"
GREAT ROOM
2-STORY
17'-1" X 16'-6"
KITCHEN
20'-4" X 16'-6"
POWDER
MUDROOM STALLS
PANTRY
OFFICE
15'-0" X 18'-2"
ELEV
FOYER
COVERED PORCH
2-CAR GARAGE
26'-4" X 21'-10"

BASE DESIGN - FIRST FLOOR
10' CEILING HEIGHT
2,353 SF


OPTIONAL OUTDOOR FIREPLACE
PRIMARY BEDROOM
20'-4" X 18'-2"
COVERED PATIO
BEDROOM 2
20'-4" X 17'-1"
PRIMARY BATHROOM
SHOWER
OPEN TO BELOW
ELEV
WIC
BEDROOM 3
16'-0" X 22'-2"
LAUNDRY
OPTIONAL BUILT-INS
DECK

DESIGN OPTIONS - SECOND FLOOR
9' CEILING HEIGHT
2,409 SF


PRIMARY BEDROOM
20'-4" X 18'-2"
COVERED PATIO
BEDROOM 2
20'-4" X 17'-1"
PRIMARY BATHROOM
SHOWER
OPEN TO BELOW
ELEV
WIC
BEDROOM 3
16'-0" X 22'-2"
LAUNDRY
DECK

BASE DESIGN - SECOND FLOOR
9' CEILING HEIGHT
2,409 SF



ROMAIN

6 Bedrooms | 5.5 Baths | 2-Car Garage






OPTIONAL SAUNA
14'-3" X 10'-3"
OPTIONAL WET BAR
OPTIONAL ENTERTAINMENT WALL
OPTIONAL THEATER
13'-0" X 22'-8"
OPEN AREA 1
35'-4" X 20'-2"
BEDROOM 6
17'-8" X 12'-0"
LINEN
ELEV
HVAC
WH
UTILITY & STORAGE
9'-8" X 13'-10"
SP
OPTIONAL GYM
17'-8" X 21'-5"

DESIGN OPTIONS - BASEMENT FLOOR
9' CEILING HEIGHT
2,120 SF


OPEN AREA 2
14'-3" X 10'-6"
OPEN AREA 1
38'-7" X 20'-2"
BEDROOM 6
17'-8" X 12'-0"
LINEN
ELEV
HVAC
WH
UTILITY & STORAGE
9'-8" X 13'-10"
SP
OPEN AREA 3
17'-8" X 21'-5"

BASE DESIGN - BASEMENT FLOOR
9' CEILING HEIGHT
2,120 SF


OPTIONAL OFFICE
18'-10" X 13'-0"
OPTIONAL BUILT-INS
DINING ROOM
15'-0" X 10'-6"
COVERED PATIO 1
OPTIONAL OUTDOOR FIREPLACE OR KITCHEN
OPTIONAL TELESCOPING DOORS
OPTIONAL PREP KITCHEN
10'-7" X 14'-6"
OPTIONAL PANTRY
GREAT ROOM
27'-0" X 20'-6"
OPTIONAL ENTERTAINMENT WALL
KITCHEN
11'-0" X 20'-6"
POWDER
MUDROOM STALLS
ELEV
OPTIONAL ENTERTAINMENT WALL
COATS
LIVING ROOM
17'-8" X 21'-10"
OPTIONAL 3-CAR GARAGE
37'-4" X 21'-6"
FOYER
COVERED ENTRY

*side garage option is also available for both 2-car and 3-car option

DESIGN OPTIONS - FIRST FLOOR
10' CEILING HEIGHT
2,413 SF


COVERED PATIO 2
DINING ROOM
15'-0" X 10'-6"
COVERED PATIO 1
OFFICE
18'-10" X 10'-0"
GREAT ROOM
27'-0" X 20'-6"
PANTRY
KITCHEN
11'-0" X 20'-6"
POWDER
MUDROOM STALLS
ELEV
COATS
LIVING ROOM
17'-8" X 21'-10"
2-CAR GARAGE
28'-4" X 21'-6"
FOYER
COVERED ENTRY

BASE DESIGN - FIRST FLOOR
10' CEILING HEIGHT
2,210 SF


SHOWER
DECK 2
PRIMARY BATHROOM
DECK 1
BEDROOM 5
18'-10" X 12'-6"
LINEN
OPTIONAL FIREPLACE
PRIMARY BEDROOM
27'-2" X 17'-2"
WIC
OPTIONAL BUILT-INS
LAUNDRY
ELEV
BEDROOM 2
15'-9" X 11'-1"
OPTIONAL ENTERTAINMENT WALL
LOFT
12'-3" X 14'-1"
SHOWER
BEDROOM 4
15'-9" X 14'-9"
BEDROOM 3
15'-9" X 13'-4"

DESIGN OPTIONS - SECOND FLOOR
9' CEILING HEIGHT
2,792 SF


SHOWER
DECK 2
PRIMARY BATHROOM
DECK 1
BEDROOM 5
18'-10" X 12'-6"
LINEN
PRIMARY BEDROOM
27'-2" X 17'-2"
WIC
LAUNDRY
ELEV
BEDROOM 2
15'-9" X 11'-1"
LOFT
12'-3" X 14'-1"
SHOWER
BEDROOM 4
15'-9" X 14'-9"
BEDROOM 3
15'-9" X 13'-4"

BASE DESIGN - SECOND FLOOR
9' CEILING HEIGHT
2,792 SF





sales@soleilatbowie.com